                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901,
333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1.   Press release dated March 31, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 METALINK LTD.

Date: March 31, 2008                             By: /s/ Yuval Ruhama
                                                 --------------------
                                                 Yuval Ruhama
                                                 Chief Financial Officer

Yuval Ruhama                             Mor Abraham
CFO                                      Marketing Communications Manager
Metalink Ltd.                            Metalink Ltd.
Tel: 972-9-9605395                       Tel: 972-9-9605406
Fax: 972-9-9605544                       Fax: 972-9-9605544
yuvalr@mtlk.com                          amor@mtlk.com

                METALINK UNVEILS OPERATING EXPENSE REDUCTION PLAN

YAKUM, ISRAEL, MARCH 31, 2008 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced a plan to significantly reduce its operating expenses. The company will reduce its operating expenses, excluding stock based compensation expenses, from approximately $9 million in the fourth quarter of
2007 to approximately $8 million in the third quarter of 2008 and $7 million in the fourth quarter of 2008.

Commenting on the plan, Metalink's CEO, Tzvika Shukhman, said, "Over the past six years, Metalink has focused its efforts on developing 802.11n-compliant chipsets that enable robust High-Definition video steaming throughout the home.
Due to slower-than-expected development of the service provider video over
802.11n market the company accelerated its entry in the retail wireless router market, with best of breed 802.11n offering. We significantly increased our investments in this area, with the objective to align and complete our offering to better address this large market opportunity.

Having accomplished our objective we are lowering our burn rate to reduce the time to profitability. We will continue to aggressively invest in our existing product line with a focus on market share gain and rapid revenues ramp. We will also invest in the development of our next generation offering." Concluded
Shukhman.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPlus(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPlus enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.MTLK.com

                                   ----------

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.